AUSTRIAN AIRLINES

02 FEB -7 AM 8:07

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Rule 12g3-2(b) File No. 82-4970

02002947

SUPPL

Vienna, 15 November, 2001

Our Ref. EFP Phone / Extension 0043 5 1766 3328 Fax 0043 5 1766 3333

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Releases is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

Dr. Karl Knezourek
Investor Relations

Encl.

T:\efp_kk\compliance\sec-musterbrief.doc

Austrian Airlines, Österreichische Luftverkehrs-Aktiengesellschaft, Member of IATA
Headoffice, Fontanastraße 1, A-1107 Vienna, Phone (+43 1) 17 66-0, Fax (+43 1) 688 55 05, Telex 131811
Passenger services office, Kärntner Ring 18, A-1010 Vienna, Phone (+43 1) 505 57 57, Reservation phone (+43 1) 17 89
Airport Base, A-1300 Vienna-Airport, Phone (+43 1) 7007-0
Disclosure under § 14 HGB: Stock Company, Vienna, Commercial Court Vienna, FN 111000k, DVR: 0091740

029 E

Ad-hoc Release

Rule 12g3-2(b) File No. 82-4970

November 13, 2001

TRAFFIC PERFORMANCE FIGURES JANUARY TO OCTOBER 2001 FOR THE AUSTRIAN AIRLINES GROUP

The Austrian Airlines Group's traffic performance figures for October 2001 naturally reflect the crisis in international air travel in the wake of the tragic events of 11 September. Compared to the corresponding period last year, the number of passengers carried on scheduled services has fallen by 9.1 %. While there was a reduction in available seat kilometers of 7.3 %, revenue passenger kilometers fell by a full 21.5 %, so that the passenger load factor went down by 11 percentage points to 60.8 %. On charter services, available seat kilometers were reduced against October 2000 by 16.6 % due to generally weaker demand.

Over the ten months from January to October, the number of passengers carried on scheduled services remained 3.6 % above the same period last year. It was possible to achieve a slight increase in the passenger load factor to 69.7 %. Supply was reduced on charter services by 18.9 %, also in response to the big falls in demand.

"Please note: the Austrian Airlines Group will from now on report traffic statistics for the whole group. Subsidiaries will not be reported separately."

Attachments
Traffic statistics January to October 2001 in detail
Traffic statistics October 2001 in detail

Karl Knezourek, Investor Relations, Austrian Airlines
Tel.: +43 (0) 5 1766 - 3328, Fax: +43 (0) 5 1766 5 3328, e-mail: Karl.Knezourek@aua.com

adhoc25-01e.DOC

Rule 12g3-2(b) File No. 82-4970

TRAFFIC STATISTICS January - October 2001 (cumulated)	Scheduled Services 01-10/01	 +/- % LY	Charter Services 01-10/01	 +/- % LY	Total 01-10/01	 +/- % LY

AUSTRIAN AIRLINES GROUP (Austrian Airlines + Tyrolean Airways + Lauda Air + Rheintalflug)

	01-10/01	+/- % LY	01-10/01	+/- % LY	01-10/01	+/- % LY
Passengers carried 000	6.121	+3,6	1.300	-12,5	7.421	+0,3
Available seat km (ASK) m	17.682,4	+0,4	3.163,4	-18,9	20.845,9	-3,1
Revenue passenger km (RPK) m	12.322,4	+0,6	2.522,4	-19,7	14.844,8	-3,5
Passenger load factor %	69,7	+0,2 P.	79,7	-0,7 P.	71,2	-0,3 P.
Total available tonne km (ATK) m	2.454,0	+2,3	352,3	-27,1	2.806,3	-2,6
Total revenue tonne km (RTK) m	1.577,0	-1,9	244,3	-21,7	1.821,3	-5,1
Overall load factor %	64,3	-2,7 P.	69,3	+4,8 P.	64,9	-1,7 P.

TRAFFIC STATISTICS October 2001	Scheduled Services 10/2001	 +/- % LY	Charter Services 10/2001	 +/- % LY	Total 10/2001	 +/- % LY

AUSTRIAN AIRLINES GROUP (Austrian Airlines + Tyrolean Airways + Lauda Air + Rheintalflug)

	10/2001	+/- % LY	10/2001	+/- % LY	10/2001	+/- % LY
Passengers carried 000	600	-9,1	93	-22,6	693	-11,2
Available seat km (ASK) m	1.734,3	-7,3	281,1	-16,6	2.015,4	-8,7
Revenue passenger km (RPK) m	1.054,3	-21,5	202,5	-23,7	1.256,7	-21,9
Passenger load factor %	60,8	-11,0 P.	72,0	-6,7 P.	62,4	-10,5 P.
Total available tonne km (ATK) m	237,4	-6,7	33,4	-18,9	270,7	-8,4
Total revenue tonne km (RTK) m	139,6	-21,2	19,9	-24,2	159,5	-21,6
Overall load factor %	58,8	-10,8 P.	59,7	-4,2 P.	58,9	-9,9 P.



Rule 12g3-2(b) File No. 82-4970

Ad-hoc Release

November 13, 2001

CRISIS IN INTERNATIONAL AVIATION INDUSTRY – FINANCIAL RESULTS OF THE AUSTRIAN AIRLINES GROUP FOR THE 3rd QUARTER 2001

Unfavourable conditions for the aviation industry showed their effects also to the financial results of the Austrian Airlines Group for the three quarters 2001. In addition the awful terrorist attacks of 11 September have also had economic consequences of some magnitude for the Austrian Airlines Group. Furthermore various special factors had a negative effect: profits from the disposal of fixed assets were sharply down (EUR 6.9 million, after EUR 37.1 million), losses – the majority of which were not realised – resulted from the valuation of foreign currency liabilities at the reporting date. When adjusted to account for these special factors, the EBITDAR of EUR 207.0 is EUR 24.1 million above, the EBIT of EUR -19.3 million, by contrast, is EUR 36.1 million below last year. Profit before tax totalled EUR –75.0 million, after EUR –7.2 million last year. For the full year 2001 a profit before tax of approx. EUR –150 million is expected.

Scheduled and charter traffic of the Austrian Airlines Group – Austrian Airlines, Lauda, Tyrolean Airways and Rheintalflug – showed 6,723,756 passengers, 1.6% more than in the corresponding period last year. The passenger load factor increased by 1.7 percentage points to 70.7%. Following the terrorist attacks in the USA, however, passenger numbers on scheduled services (-3.2%) and load factor (-4.5pp) fell sharply in the month of September. Cargo traffic was influenced by the slowing economy. With 87.320 tons figures were down by 5.3% compared to 2000.

Flight revenues for the Austrian Airlines Group in the first three quarters of 2001 reached EUR 1,507.1 million, representing a rise of 33.3% or EUR 376.6 million on the figure for the previous year. At EUR 1,684.1 million, operating revenue for the Austrian Airlines Group in the reporting period was 26.3% or EUR 350.9 million up on the value for the comparable period last year.

Operating expenses for the months of January to September 2001, reached EUR 1,700.1 million, a rise of EUR 403.8 million or 31.2% on last year. The net effect (EUR 3.6 million) of the valuation of foreign currency liabilities and the revaluation of assets at the reporting date led to an increase in expenses. By contrast, fuel expenditure – when adjusted for the change in the scope of consolidation – remained broadly stable (-0.6%)

On scheduled services, production measured in block hours was reduced by 1.5 % compared to last year. Nonetheless the company achieved significant increases in both the number of passengers carried (+5.1 %) and the load factor (+1.7 percentage points) for the period to September. On charter services, available seat kilometers were reduced by 19.2 % as a result of the generally weaker demand compared to the previous year.

Attachment

Results of the Austrian Airlines Group January to September 2001 in detail

Next results publication

Preliminary result 2001: Wednesday, 12 December 2001

Dr. Karl Knezourek, Investor Relations, Austrian Airlines
Tel.: +43 (0) 5 1766 - 3328, Fax: +43 (0) 5 1766 5 3328, e-mail: Karl.Knezourek@aua.com

adhoc24-01e.DOC

The Austrian Airlines Group at a glance

		1-9/2001	1-9/2000	+/- %	1-9/2000 [2]	+/- %
Revenue	EUR million	1,634.2	1,252.2	30.5	1,578.0	2.9
EBITDAR adjusted [1]	EUR million	207.0	182.9	13.2	224.6	-7.8
EBITDAR	EUR million	205.8	203.0	1.4	198.0	3.9
EBIT adjusted [1]	EUR million	-19.3	16.8	-	4.0	-
EBIT	EUR million	-16.0	36.9	-	-15.4	-3.9
Profit before tax adjusted [1]	EUR million	-80.1	-27.3	-	-63.0	-27.1
Profit before tax	EUR million	-75.0	-7.2	-	-81.2	7.6
Cash flow from operating activities	EUR million	157.8	69.5	-	-	-
Passengers carried		6,723,756	6,615,017	1.6	-	-
Passenger load factor (scheduled services)	%	70.7	69.0	1.7P.	-	-

[1] Adjusted for profits from the disposal of assets and for exchange rate valuations at the reporting date
[2] Pro forma inclusive of Lauda Air



Rule 12g3-2(b) File No. 82-4970

Ad-hoc Release

November 13, 2001

THE STRATEGIC REORIENTATION OF THE AUSTRIAN AIRLINES GROUP

LONG-TERM OBJECTIVES AND SHORT-TERM MEASURES

In the Meeting of the Supervisory Board that took place on 12 November 2001, the Chief Executive Officer, Vagn Soerensen, presented an extensive programme for the *strategic reorientation* of the Austrian Airlines Group and a range of *short-term measures* designed to counter the present difficult economic situation of the Austrian airline companies.

In future, the core objective of the Austrian Airlines Group will be to guarantee corporate stability and to achieve a lasting increase in market value. Absolutely central importance will be given to value orientation, something which will demand the intensification of those corporate activities that create added value and the ending of any and all activities that result in value reduction.

As an independent, competition-oriented Austrian group of airlines that is synonymous with quality and profitability, the Austrian Airlines Group will draw added benefit from its own strengths and those of the Star Alliance. As the preferred airlines for business and tourist travellers in Austria and Central and Eastern Europe, and as quality partners in cargo business, the carriers of the Austrian Airlines Group will continue to work in a targeted way to build Vienna into the most efficient and competitive hub for connecting flights from and to the key markets.

By pursuing eight main strategies, the Management Board of the Austrian Airlines Group is seeking to achieve a long-term strengthening of the Group:

1. Value Orientation
2. Focussing of Operating Areas
3. Network and Market Strategy
4. Customer Positioning
5. Employee Strategy
6. Communications Strategy
7. Alliance Strategy
8. Core Competences

Value Orientation
The core objectives of the Austrian Airlines Group in future will be to maintain corporate stability and to achieve a lasting increase in market value.

Focussing of Operating Areas
Clear operational areas will be assigned to the individual airlines. Within the framework of a Production Company Concept, production units with clearly allocated economic responsibility will be created. Austrian Airlines will assume this commercial responsibility for the areas of cargo and scheduled services, and will take over short-, medium- and long-haul routes with aircraft over 80 seats. Tyrolean Airways and Rheintalflug as production units will cover regional traffic using aircraft up to 80 seats in size. Lauda Air will have responsibility for charter services, in addition to production on selected long-haul routes for the scheduled services of Austrian Airlines.

At the General Meeting of Lauda Air Shareholders, an application will be made to accept a profit and loss exclusion contract, according to which the commercial result of Lauda Air is immediately assigned to Austrian Airlines AG. According to the settlement with Niki Lauda and his private foundation, Austrian Airlines will now take over all Lauda Air shares, thereby controlling 99% of Lauda Air.

Network and Market Strategy
By increasing its product range from and to Austria, which is already wider than that of any of its competitors, the Austrian Airlines Group is striving to further strengthen its home market. Of particular importance in this strategy will be an intensification of East-West connections. In Western Europe, the Group will work to strengthen its market position by developing lucrative secondary destinations. The Austrian Airlines Group is committed to a focussed range of long-haul routes via the hub Vienna. By making the best possible use of Star Alliance hubs, it will now be possible to achieve optimum results. The successful charter business in the home market will be reinforced by a targeted expansion in third markets.

Differentiated Customer Positioning
Austrian hospitality and friendliness represent fundamentally important ways in which to differentiate the Austrian Airlines Group from international competition, while reliability, safety and highly attentive personal service simply go without saying.

Employee Strategy
The employees are the most important basis for a successful Change Process. The readiness to changes, trust and assumption of responsibility for the realisation of agreed objectives are central values in achieving this.

Communications Strategy
Open and transparent communications is of central importance, both internally and externally.

Alliance Strategy
With the help of Star Alliance and other partners, the Austrian Airlines Group will achieve critical mass in the areas of its network, distribution and operations.

Core Competences
The Austrian Airlines Group considers the retention and expansion of its core competences as a central element of its future strategy. These particularly include flight operations and engineering, financing know-how, cost management and productivity growth, network and revenue management, as well as the management of distribution channels.

Short-Term Measures

The difficult situation of the Austrian Airlines Group resembles that being suffered by many other airlines at present. Worldwide, the industry has now reduced almost 200,000 job positions, over 800 aircraft have been grounded, and the total annual loss is expected to top USD 10 billion. Drastic measures are being taken everywhere in an effort to counter the consequences of the international drop in demand, which is equal to around 10% compared to last year. Following a fall in demand on scheduled services of 3.2 % in September, the Austrian Airlines Group reported a further reduction in passengers of 9.1 % in October.

In the present economic environment, a range of short-term measures will also have to be taken in addition to the strategic objectives defined above. Such measures will need to have the effect of increasing revenues and reducing costs simultaneously, so leading to an improvement in volume of around E 260 million.

In order to guarantee a stable liquidity situation, all potential cash outflows will be examined for their absolute necessity, and investments will be held down to a minimum. The sale of assets will also be increased in the short term as part of the effort to improve liquidity.

Further Adaptions of Capacity
Already on 1 October a package of measures was decided upon, and has since been put into practice, leading to a reduction in capacity of 10%. With flights to Chicago, Miami, Toronto and Aleppo already having been stopped, Beirut will also no longer be served. Frequency to the cities of New York, Delhi, Osaka, Amman, Bremen and Budapest will be reduced.

Due to these additional reductions in supply of some 8 % in 2002, an extra three aircraft can be withdrawn from operation.

On the other hand, a number of market opportunities are also being consistently realised: for instance, the number of daily flights to Zurich has been increased from three to four and finally to five per destination and to Brussels from four to five.

Aircraft Deliveries
Negotiations with aircraft manufacturers have resulted in the postponement of a number of due deliveries of aircraft. The planned delivery of a Boeing 737-800 in February 2002 has been put back until November 2002, an Embraer Jet will now be delivered in 2003 instead of 2002, the delivery of three Airbus A320 has been put back from 2003 to 2005, and a Boeing 777 will now arrive in 2005 instead of the planned date of 2004. Further postponements of due aircraft deliveries are being negotiated.

Structural Adjustments in the Austrian Airlines Group
Of major importance is the implementation of a structure enabled by the specialization of operating areas and the Production Company Concept. This is expected to create further saving effects.

Personnel Adjustments
Regretfully, due to the effects of the restructuring of the Austrian Airlines Group and the consequences of the reduction in capacity, appropriate measures must also be taken in the personnel sector. By the end of 2002, the number of people employed by the Austrian Airlines Group will be reduced by 930 or approximately 12 %, from its present level of approximately 8,000 positions. This will represent an important contribution of total savings in personnel costs of E 67 million. All areas of the Group will be affected by these staff reductions. As an accompanying measure, the company will install a mobility centre and a work foundation, in order to guarantee that those employees who have been released receive the optimum care and reorientation.

Dr. Karl Knezourek, Investor Relations, Austrian Airlines
Tel.: +43 (0) 5 1766 - 3328, Fax: +43 (0) 5 1766 5 3328, e-mail: Karl.Knezourek@aua.com

adhoc23-01e.DOC